Exhibit 99.1

Kitov Announces Settlement of Shareholder Class Action Litigation

Tel Aviv, Israel – July 30, 2018 -- Kitov Pharma Ltd. (Nasdaq: KTOV; TASE: KTOV.TA), an innovative biopharmaceutical company, today announced that it has entered into a Stipulation of Settlement with respect to the shareholder class action lawsuits pending against it in Cohen v. Kitov Pharmaceuticals Holdings, Ltd., et al., Civil Action No. 1:17-cv-00917-LGS (District Court for the Southern District of New York), and Ng, v. Kitov Pharmaceuticals Holdings, Ltd., et al., Case No. 17CIV00620 and Zulch v. Kitov Pharmaceuticals Holdings, Ltd., et al., Case No. 17CIV01173 (both in Superior Court for the State of California) (collectively, the “Actions”). As previously disclosed, these lawsuits were filed against the Company alleging violations of U.S. federal securities laws.

Under the terms of the proposed settlement, the classes in all of the Actions will receive aggregate consideration of $2.0 million. The settlement consideration, as well as ancillary expenses, is expected to be funded by Kitov’s insurance carriers. The Company expects that the proposed settlement will have no impact on the Company’s Statement of Operations.

The proposed settlement contains no admission of wrongdoing, and reiterates that Kitov has always maintained, and continues to believe, that it did not engage in any wrongdoing or otherwise commit any violation of federal or state securities laws or other laws, including, vigorous denials that the Company’s public statements were misleading; that it failed to disclose any material information from investors; or that it acted in any deceitful manner. Kitov has agreed to the proposed settlement on the basis of the advice and recommendations of its insurance carriers who are indemnifying Kitov for the expenses of conducting a defense in the Actions, as well as paying judgments which may be assessed as a result of the Actions. As such, Kitov believes that further litigation of the Actions would be protracted, burdensome, and expensive for Kitov as well as its insurers, and that it is desirable and beneficial that the claims asserted in the Actions be fully and finally settled and terminated in the manner of the proposed settlement, with no additional costs to Kitov.

“We are pleased to have reached this settlement, which we believe is beneficial to the Company and its shareholders, as it concludes this matter expeditiously,” said Isaac Israel, Kitov’s Chief Executive Officer. “Kitov is focused on maximizing the global commercial potential of CONSENSI™, which was recently approved by the U.S. Food and Drug Administration for the simultaneous treatment of osteoarthritis pain and hypertension. In addition, we continue to advance our exciting investigational new drug candidate, NT219, a first-in-class small molecule currently in development for various oncology indications.”

When the proposed settlement becomes effective, the Company and its directors and officers will be released from the claims that were asserted or could have been asserted in the Actions by class members participating in the settlement.

The proposed settlement is subject to the completion of final documentation, preliminary and final Court approval by the District Court for the Southern District of New York and dismissal by the plaintiffs with prejudice of the Actions before the Superior Court for the State of California, funding of the $2.0 million in cash by the Company’s insurance carriers, and other customary closing conditions.

About Kitov Pharmaceuticals

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is an innovative biopharmaceutical drug development company.  Leveraging deep regulatory and clinical-trial expertise, Kitov’s veteran team of healthcare and business professionals maintains a proven track record in streamlined end-to-end drug development and approval.  Kitov’s flagship combination drug, Consensi™ achieved the primary efficacy endpoints for its Phase III and Phase III/IV clinical trials, and was approved by the FDA for patients suffering from osteoarthritis pain and hypertension. NT219, which is developed by its majority-owned subsidiary, TyrNovo Ltd., is a novel patented small molecule designed to overcome cancer drug resistance that is currently in pre-clinical development.  By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people’s lives.

Forward-Looking Statements

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: risks and uncertainties associated with obtaining court approval of the proposed settlement, the number of plaintiffs who may opt-out of the proposed settlement, and whether any proposed settlement is appealed; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the continued uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships; or on receiving the regulatory approvals necessary in order to commercialize our products; the uncertainty of the impact of such investigation and/or the proposed settlement of the American litigation on the Israeli class action civil litigation in connection with the investigation which is still continuing, , and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2017 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

Contact:

Contact:

Simcha Rock

Simcha Rock, Chief Financial Officer and Director

+972-3- 9333121ext. #105

simcha@kitovpharma.com